LETTER OF INTENT

Kappes, Cassiday & Associates ("KCA") and Radius Gold Inc. ("Radius") wish to set forth the following terms of their understanding regarding their proposed venture to develop economic ore bodies on the Tambor project (the "Project") in Guatemala. The following terms are binding and enforceable upon the parties, although it is the intention of the parties to more fully document their agreement in a formal agreement (the "Agreement") to be entered into within 90 days after the date hereof, The Agreement will contain the terms set out herein and such other terms as are usual in agreements of this nature in the gold mining industry, and if the Agreement is not entered into by the parties on or before the 90 days after the date hereof, either party may terminate this agreement without further obligations to the other party.

Shareholders Agreement

1.

KCA will incorporate a wholly-owned subsidiary ("KCA Subco")

2.

Radius will transfer to KCA Subco 51% of the issued and outstanding shares of Radius' Guatemalan subsidiary EXMINGUA that holds a 100% interest in the Project, (the "Radius Shares"). The Radius Shares will be held in escrow until KCA Subco has completed the Minimum Expenditures or put the Project into commercial production.

3.

KCA, KCA Subco, Radius and EXMINGUA will enter into the Agreement, which will be structured as a shareholders agreement with respect to the shares of EXMINGUA.

Exploration Period

4.

KCA Subco will have earned its interest in the Radius Shares absolutely upon:

(a)

KCA Subco having expended a minimum of US$6.5 million on exploration and development on the Project within four years after execution of the Agreement, with a minimum expenditure in each year as follows ("Minimum Expenditures"):

Year	Minimum Annual Expenditure	Aggregate Expenditures
1	US$1.0 million	US$1.0 million
2	US$1.5 million	US$2.5 million
3	US$1.5 million	US$4.0 million
4	US$2.5 million	US$6.5 million

or

(b)

KCA Subco having commenced commercial production on the Project within four years after execution of the Agreement, regardless of whether KCA Subco will have expended a minimum of US$6.5 million to do so.

KCA Subco must expend US$1.0 million in Minimum Expenditures in Year 1, Thereafter, and subject to the terms of the Agreement, KCA Subco will have the option but not the obligation to incur additional Minimum Expenditures.

For the purposes of (b), above, the Project will have commenced commercial production upon KCA Subco producing and processing for at least 60 consecutive days not less than (i) 75 tpd from the Guapinol South underground operation and (ii) 75 tpd from open pit operations.

5.

If KCA Subco does not incur, or elects not to incur, the Minimum Expenditures as required by 4(a), above, or does not put the Project into commercial production as required by 4(b), above, then KCA Subco will be divested of its interest in the Radius Shares, which will be released from escrow and re-transferred to Radius or its nominee. In that case, KCA and KCA Subco shall have earned no interest in the Project or the Radius Shares,

6.

KCA will receive payback of 75% of after tax cash flow from initial production until it receives an amount equal to its investment less US$2 million, (up to the $6.5 million initial investment contemplated in clause 4). Subsequently, Radius will receive 75% of after tax cash flow until the 75% preferential cash flow it has received is equal to the amount of the preferential cash flow previously received by KCA. When both parties have received an equal amount, future revenues will be split on a 51:49 basis or on such other basis as reflects the percentage ownership of both parties in EXMINGUA,

The Joint Venture

7.

The Agreement will include terms consistent with this agreement, including representations, warranties, conditions and covenants that are reasonable and customary for Agreements between public mining companies in Canada. The Agreement will be governed by British Columbia law.

8.

The Agreement will describe in greater detail than is set forth herein the terms of the organization and management of the Project but will be consistent with the following:

(a)

a management committee will be appointed with an equal number of nominees from each of KCA and Radius;

(b)

decisions of the management committee will be made by a majority vote of the management committee with the representatives of each party on the management committee having, in aggregate, the number of votes corresponding to their ownership interest in EXMINGUA, other than a decision in respect of any of the following matters, which will require the approval of both parties to the Agreement:

(i)

termination of the Agreement;

(ii)

the cessation of operations for a period exceeding 180 days; or

(iii)

upon an objection, an expenditure for capital items or exploration which exceeds $0.5 million and which requires an objecting party to either put up its share of the expenditure in cash or suffer dilution according to clause 11,

(c)

at least one nominee of each party is required to constitute a quorum of the management committee;

(d)

the management committee will appoint and remove the general manager of the Project. The initial general manager will be Dave Croas; and

(e)

meetings of the management committee will be held at least twice per year, with one of those meetings to be held in the last calendar quarter of each year at which the budget prepared by the general manager for all mining and exploration activities for the following year will be considered,

9.

KCA Subco will be the operator.

10.

The operator shall prepare programs and budgets for the project on an annual basis, and shall submit the same to the management committee, The operator shall also be responsible for the financial statements and accounts of the project,

Contributions and Sharing of Production

11.

After KCA Subco has earned its interest in the Radius Shares absolutely the parties will contribute to the costs of the Project and share in the distribution from the Project in proportion to their ownership interest in EXMINGUA. The Agreement will provide for dilution of a party's interest if it does not contribute its proportionate share of costs.

Other Terms

12.

Radius and KCA Subco will have a right of first refusal on any proposed sale or assignment of shares in EXMINGUA, other than a sale to an affiliate.

13.

KCA will indemnify Radius for any environmental liabilities incurred as a result of KCA or KCA Subco's activities on the Project.

General

14.

No disclosure of this agreement, or any confidential information provided by either part in connection therewith, shall be made by KCA or Radius except to their respective counsel, to any financial advisor engaged by any of them and its counsel or as may be required by applicable law or policy or by regulatory authorities. The parties shall cooperate in the making and dissemination of a public announcement relating to the Project upon execution and delivery of this agreement.

15.

Each of the parties shall bear its own expenses in relation to the matters contemplated by this agreement, the Agreement and all ancillary documents, and in seeking to implement the Project.

16.

This agreement is not intended to result in a partnership nor in one party being the agent of the other.

17.

This agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.